FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 18, 2006	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

April 17, 2006

Item 3	News Release

The news release (the “News Release”) was issued on April 17, 2006 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release further drilling results from the Company’s wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received from another 11 core holes drilled at Namoya that are part of a 7,000 metre drilling program. These results are from the Namoya Summit prospect which is located in the southwest of the 2.5 kilometre long mineralised trend at Namoya.

Highlights include:

•	Hole NDD036 (Namoya Summit) intersected 17.76 metres grading 5.26 g/t Au from 62.56 metres including 4.22 metres at 7.66 g/t Au from 67.88 metres.
•	Hole NDD038 (Namoya Summit) intersected 19.27 metres grading 3.71 g/t Au from 41.63 metres.
•	Hole NDD034 (Namoya Summit) intersected 28.64 metres grading 2.61 g/t Au from 62.91 metres.
•	Hole NDD042 (Namoya Summit) intersected 7.60 metres grading 13.88 g/t Au from 46.13 metres.

These drilling results are over strike lengths of 180 metres at Namoya Summit with holes spaced at 40 metre sections. Core holes were inclined at between minus 52 and 65 degrees and averaged 119 metres in depth with a maximum of 153.56 metres down the hole. Core recovery for these holes averaged 89% within the mineralised zones. It is estimated that the true widths of the mineralised zones are approximately 81% of the intersected widths in the holes. The mineralised sections are found within a series of quartz veins and stockworks hosted by quartz-sericite-chlorite schists.

Results from the core holes are tabulated below:

Summary of Drill Hole Results (Namoya Summit)

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALISATION			Au
	(UTM)	(UTM)			FROM (m)	TO (m)	WIDTH (m)	(g/t)

NDD034	9556508	561850	233	-53	43.90	49.53	5.63	3.49
					62.91	91.55	28.64	2.61
				Includes:	79.80	82.40	2.60	7.72
					85.96	87.58	1.62	5.67
ND0036	9556508	561850	233	-58	49.00	52.63	3.63	4.28
					62.56	80.32	17.76	5.26
				Includes:	67.88	72.1	4.22	7.66
					87.20	96.14	8.94	2.19
NDD037	9556451	561850	233	-60	27.88	44.05	16.17	3.03
NDD038	9556494	561833	233	-52	41.63	60.90	19.27	3.71
				Includes:	42.86	47.00	4.14	8.71
NDD040	9556591	561836	233	-55	28.00	34.41	6.41	2.08
NDD041	9556569	561804	233	-55	19.65	24.36	4.71	1.44
NDD042	9556538	561831	233	-54	29.55	34.02	4.47	2.28
					39.30	43.01	3.71	3.37
					46.13	53.73	7.60	13.88
				Includes:	46.13	47.86	1.73	34.99
NDD043	9556560	561857	233	-50	32.64	34.78	2.14	1.47
					56.32	66.44	10.12	2.66
				Includes:	58.00	60.49	2.49	6.16
					114.60	118.45	3.85	3.16
NDD044	9556518	561866	233	-57	76.90	87.83	10.93	7.13
NDD045	9556491	561892	233	-60	69.13	70.85	1.72	4.06
					77.14	89.46	12.32	3.60
NDD046	9556465	561936	233	-65	109.22	116.97	7.75	1.79

Holes are uncut except for NDD044 where an assay of 459 g/t Au was cut to 85 g/t Au

The objectives of the core drilling program at Namoya are to upgrade the project’s remaining Inferred Mineral Resource of 657,000 ounces of gold (7.818 million tonnes grading 2.61 g/t Au) into the Measured and Indicated categories and to delineate additional resources. This drill program follows on from the previous adit sampling program at Namoya, which resulted in the conversion of 436,000 ounces of gold (4.560 million tonnes grading 2.97 g/t Au) from the Inferred to the higher confidence Indicated Mineral Resource category (see Banro’s press release dated July 22, 2005, a copy of which can be obtained from SEDAR at www.sedar.com). The holes were drilled in areas where the previous adit sampling spacing was inadequate to upgrade the resource base.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu. The core samples are crushed down to minus 2 mm, split with half the sample then being pulverised down to 75 microns. A portion of the pulverised sample was then shipped to the ALS Chemex Laboratory (which is independent of the Company) in

Johannesburg, South Africa where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. In addition, sample pulps with known grades from the ALS Chemex Laboratory in Johannesburg were also submitted to a second independent laboratory for quality control purposes.

Commenting on these drilling results at Namoya, Peter Cowley, President and C.E.O. of the Company, said: “Our first phase of the Namoya exploration program is nearing completion, with remaining holes to be drilled at Kakula, Mwendamboko and other prospects. We then intend to commence the second phase of the program to delineate additional resources, as well as undertake the necessary metallurgical test work required for a scoping study.”

Additional information with respect to the Namoya property is contained in the technical report of Michael B. Skead, (who is the Company’s Vice President of Exploration) dated March 30, 2006, and entitled “NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President of Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) — (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

April 18, 2006